UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2011

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from             to

Commission File Number 1-35229

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XYLEM INC.

1133 WESTCHESTER AVENUE, SUITE N200, WHITE PLAINS, NY 10604

I.	FINANCIAL STATEMENTS

The Xylem Retirement Savings Plan for Salaried Employees (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following Plan financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA, as permitted by Item 4 of Form 11-K:

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II.	EXHIBITS

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Members of the

Xylem Retirement Savings Plan for Salaried Employees

White Plains, New York

We have audited the accompanying statement of net assets available for benefits of the Xylem Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the period from October 31, 2011 (inception) to December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the period from October 31, 2011 (inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2011 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Stamford, Connecticut

June 26, 2012

XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011

($ IN THOUSANDS)

ASSETS:
Investments - at fair value:
Participant-directed investments:
Equities and brokerage	$22,668
Common collective trusts	55,552
Other managed accounts	50,149
Mutual funds	18,044

Total investments	146,413

Receivables:
Employer contributions	1,537
Member contributions	1,346
Notes receivable from Members	3,733

Total receivables	6,616

Total assets	153,029

LIABILITIES:
Accrued expenses	72

Total liabilities	72

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	152,957

Adjustment from fair value to contract value for fully benefit-responsive Stable Asset Income Fund	(79)

NET ASSETS AVAILABLE FOR BENEFITS	$152,878

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM OCTOBER 31, 2011 (INCEPTION) TO DECEMBER 31, 2011

($ IN THOUSANDS)

INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	$2,617
Dividends	174

Total investment activity	2,791

CONTRIBUTIONS:
Members	2,991
Employer	2,920

Total contributions	5,911

Interest income on notes receivable from Members	7

DEDUCTIONS:
Distributions to Members	(90)
Trustee and administrative expenses	(77)

Total deductions	(167)

NET INCREASE IN ASSETS BEFORE TRANSFER	8,542

Transfer in from the Exelis Salaried Investment and Savings Plan	144,336

NET INCREASE	152,878

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—

End of period	$152,878

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011, AND FOR THE

PERIOD FROM OCTOBER 31, 2011 (INCEPTION) TO DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the Xylem Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants (or “Members”) should refer to the Plan document for more complete information.

General - The Plan became effective October 31, 2011, and is a defined contribution plan generally covering all regular salaried U.S. employees of Xylem Inc. (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 31, 2011, ITT Corporation completed the previously announced Spin-off (the “Spin-off”) of Xylem Inc. and Exelis Inc. As part of the Spin-off, the ITT Salaried Investment and Savings Plan became the Exelis Salaried Investment and Savings Plan, sponsored by Exelis Inc. On December 14, 2011, the assets of the Members’ balances in the Exelis Salaried Investment and Savings Plan totaling $140.5 million and Notes Receivable from Members of $3.8 million were transferred into the Plan.

Eligibility - All full time U.S. citizen employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All previously eligible employees at the Spin-off were transferred to the Plan. Part time and temporary U.S. citizen employees are eligible upon completion of 1,000 hours of service in a 12-month period. All non-U.S. employees working in the U.S. on an expatriate basis are eligible upon completion of 36 months of service. However, employees of a subsidiary of the Company that participate in a similar qualified plan of that subsidiary are not eligible to participate in the Plan.

Employee Contributions - A Member may generally elect to contribute 1% to 50% of eligible pay (“Salary” as defined by the Company’s Benefits Administration Committee). Members may designate their contributions as before-tax savings, after-tax savings, or any combination of the two. A Member who is considered a Highly Compensated Employee (“HCE”) under the Plan may elect Plan contributions up to a maximum Salary as defined by the Benefits Administration Committee. Member contributions are subject to the dollar limitation provided by Section 402(g) of the Internal Revenue Code (“IRC”). All salaried employees who first satisfy the eligibility requirements for becoming a Member in the Plan on or after October 31, 2011, shall be deemed to have elected a 6% before-tax contribution rate until and unless the Member elects otherwise. Members may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer Contributions - The Company will make matching contributions to the Member’s account equal to 50% of a Member’s before-tax savings and after-tax savings, up to a maximum of 3% of a Member’s Salary. In addition, the Company contributes 3% or 4% of Salary to each eligible Member’s account, as defined by the Plan. For Members with age plus years of service (includes service with ITT Corporation and the Company) of less than 50 years, the Company’s core contribution to the Member’s account will be 3% of Salary. For Members with age plus years of service of 50 or more years, the Company’s core contribution to the Member’s account will be 4% of Salary. All Members have the ability to invest their Company contributions in any of the Plan’s investment options subject to the same limitations as the employee’s contributions.

The Company also contributes special defined contribution credits (“Special DC Credits”) and transition credits (“Transition Credits”) to an eligible Member. The Special DC Credits are granted to those Members of the Plan on October 31, 2011, who were employees of ITT Corporation on October 30, 2011, but were not members of the ITT Salaried Retirement Plan. The Special DC Credit is equal to the amount that the Company would have contributed to the Plan as a core contribution if the Plan had been in effect prior to October 31, 2011, based on the Salary such employee received during the period of employment up to October 31, 2011.

Members eligible for Transition Credits are those who were employed by ITT Corporation or one of its subsidiaries on October 30, 2011, and who automatically became a Member of the Plan on October 31, 2011, or who became an employee of ITT Corporation or Exelis Inc. on October 31, 2011 and who became a Member of the Plan immediately following termination from ITT Corporation or Exelis Inc. before March 1, 2012. The contribution for Transition Credits is made annually no later than the due date for the corporate tax return (March 15, 2012 for tax year 2011). For Members whose age plus years of service total 60 to 69 points, the Company shall make a Transition Credit contribution equal to 3% of the Member’s Salary for the Plan Year. For Members whose age plus years of service of 70 or more points, the Company shall make a Transition Credit contribution equal to 5% of the Member’s Salary for the Plan Year. Transition Credits will cease on the earliest of the Member’s date of termination or death, commencement of pension payments under the Exelis Salaried Retirement Plan (formerly the ITT Salaried Retirement Plan), a change in control of the Company, or October 31, 2016.

Investments - Members may direct employee contributions and Company contributions, in any whole percentage, among any of the Plan’s twenty-one fund options and a self-directed brokerage account. Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis among the twenty-two options. However, the number of investment option reallocations or transfers in any calendar month may be limited as defined by the Benefits Administration Committee.

At the Spin-off, shares in ITT Corporation were converted into new shares of ITT Corporation, Xylem Inc., and Exelis Inc. Upon the transfer of Members’ balances from the Exelis Salaried Investment and Savings Plan, three stock funds were established in the Plan. The ITT Stock Fund was created for the shares of ITT Corporation, the Exelis Stock Fund was created for the shares of Exelis Inc., and the Xylem Stock Fund was created for the shares of Xylem Inc. Members can only transfer out of the ITT Stock Fund and the Exelis Stock Fund into any other fund. Members cannot transfer or direct future contributions into the ITT Stock Fund and the Exelis Stock Fund.

Any Member or Company contributions directed by Members into the Xylem Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership account (“ESOP”). All dividends associated with the contributions held in the ESOP in the Plan are immediately 100% vested. In addition, Members can make an election regarding their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the Xylem Stock Fund or paid to them in cash on a quarterly basis.

The Plan limits the amount that may be held in the Xylem Stock Fund and the J.P. Morgan Chase Bank (“J.P. Morgan”) self-directed brokerage account (“JPMSBA”) to 20% each of a Member’s total account balance. Members who hold 20% or more of their total account balance in the Xylem Stock Fund or the JPMSBA will not be permitted to designate any future contributions or transfer balances into that fund. Members who hold less than 20% of their total account balance in the Xylem Stock Fund or the JPMSBA may designate up to 20% of future contributions or transfer balances into those funds, provided that the balance in each of the funds does not exceed 20% of the Member’s total account balance after the transfer.

Member Accounts - Individual accounts are maintained for each Member. Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Fund earnings and losses, as well as administrative expenses and investment fees are allocated based on the applicable Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account balance.

Members can initiate transactions by using the Plan’s web site or by speaking to a Plan representative at the J.P. Morgan Benefits Center (“Benefits Center”).

Vesting - Members are immediately vested in their contributions and all Company contributions, as well as actual earnings or losses, and have a non-forfeitable right to their accounts in the Plan.

Forfeited Accounts - Members are always 100% vested in their accounts. Therefore, there were no forfeited non-vested accounts at December 31, 2011, nor were there any forfeitures during the period from October 31, 2011 (inception) to December 31, 2011 that were used to reduce Company contributions to the Plan.

Notes Receivable from Members - A Member may request a loan in any specified whole dollar amount which must be at least $1,000 but which may not exceed the lesser of 50% of the vested account balance or $50,000, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is a reasonable rate of interest for loans commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Benefits Administration Committee, and generally remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-eighty months. Members may have up to two loans outstanding at the same time. Loans are secured by the balance in the Member’s account. The loan proceeds are reduced by $50 to cover the Plan’s loan origination fee. The amount of Notes Receivable from Members at December 31, 2011 was $3.7 million.

Under certain circumstances, including a Member’s failure to make timely loan repayments, the Benefits Administration Committee may declare the Member’s loan to be in default. The Plan may execute upon its security interest in the Member’s account under the Plan to satisfy the debt.

A Member terminated from the Company may continue to make periodic repayment on such Member’s loans after separation from the Company by contacting the Benefits Center, provided the Member’s account plus the loan amount is greater than $5,000. However, no new loans can be granted after termination of employment.

Distributions to Members - Upon termination of employment (including death, disability, or retirement) from the Company, a Member or the Member’s surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or the Member’s surviving spouse beneficiary whose account balance is more than $5,000 may elect to keep the Member’s account balance in the Plan until the calendar year in which the Member reaches or would have reached age 70 1/2. During the calendar year in which the Member attains age 70 1/2, distribution from the Plan will commence in accordance with Section 401(a)(9) of the IRC. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death.

At any time before termination of employment, a Member may request a withdrawal subject to the provisions of the Plan and shall conform to the standards set by the Benefits Administration Committee. A Member who has not attained age 59 1/2 may withdraw all or a portion of that Member’s before-tax savings provided the Member has an immediate and heavy financial need and the withdrawal is necessary to satisfy such need as provided by the Plan.

Direct Rollover of Certain Distributions - With respect to an eligible rollover distribution, the Member or the Member’s beneficiary may elect, at the time and in a manner prescribed by the Benefits Administration Committee for such purpose, to have the Plan make a direct rollover of all or part of such withdrawal or distribution to a maximum of two eligible retirement plans which accept such rollover.

If a Member’s account balance is greater than $1,000 but does not exceed $5,000 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.

If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically paid out to the Member.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, government securities, corporate debt, and a stable asset income fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are measured at fair value except for its Stable Asset Income Fund which is stated at fair value and then adjusted to contract value (Note 6). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of securities can be found in Note 3.

In accordance with GAAP, the J.P. Morgan JPMCB Stable Asset Income Fund (“SAIF”) is included at fair value in participant-directed investments in the Statement of Net Assets Available for Benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions Receivable - The Plan accrues contributions receivable based on the period of Members’ service to the Company.

Expenses - The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2011, the Plan accrued administrative expenses which equal 0.014% of trust assets. These expenses are limited to services provided by unrelated vendors to the Company. The Company pays Plan administrative expenses which are not paid by the Plan. Certain administrative functions are performed by employees of the Company (who may also be Members in the Plan). No such employee receives compensation from the Plan.

In addition to the administrative expense charge, an investment management fee is charged to the majority of the investment funds. In 2011, these investment management fees totaled $33,059 and are included in the net asset value (“NAV”) of the fund calculated by the investment manager of the respective fund.

Distributions to Members - Payments to Members are recorded upon distribution. There were no Members who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2011. Additionally, for loans declared in default the principal and accrued interest are recorded as a distribution.

Notes Receivable from Members - Notes Receivable from Members (a “loan”) are recorded at their unpaid principal balance plus any accrued but unpaid interest. In the event that a Member fails to make timely loan repayments, the loan may be considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to termination of employment subject to the withdrawal provisions outlined in the Plan document.

New Accounting Standards - In May 2011, the Financial Accounting Standards Board issued Accounting Standard Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS

The Plan determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a hierarchical structure to prioritize the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), then to quoted market prices for similar assets or liabilities in active markets (Level 2) and gives the lowest priority to unobservable inputs (Level 3). The assets within a particular fund are classified in their entirety, based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the period.

The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•

Equities and Other Common Shares - Common and preferred stock are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. The Xylem Stock Fund invests primarily in the Company’s common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol XYL and is valued at its NAV. The NAV of the Xylem Stock Fund is computed based on the closing price of the Company’s common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the Xylem Stock Fund, divided by the number of units outstanding. The money market account portion of the Xylem Stock Fund provides liquidity, which enables the Plan Members to transfer money daily among all investment choices. These securities are classified in Level 1 of the fair value hierarchy.

•

Brokerage Accounts - Securities held in the JPMSBA are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.

•

Common Collective Trusts (“CCTs”) - CCTs are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. CCTs invest in debt and equity securities, the mix of which varies by fund, and report NAV as of the measurement date. Fair value is estimated based on the NAV practical expedient method. The practical expedient enables an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis. CCTs are classified in Level 2 of the fair value hierarchy.

•

Other Managed Accounts - The Other Managed Accounts are separately managed accounts (“SMAs”) with specific investment objectives, managed by professional investment managers. SMAs invest in corporate debt, equity securities, government securities and other investments, the mix of which varies by fund. The NAV is reported as of the measurement date as determined by the Plan trustee or their agent. The NAV is computed based on the closing price of the underlying holdings adjusted for investment management and performance fees. SMAs are classified in Level 2 of the fair value hierarchy.

•

Mutual Funds - Mutual funds of registered investment companies are publicly traded in active markets and valued at the closing price reported on those major markets at the measurement date. Generally, fair value is measured at NAV. Mutual funds are classified within Level 1 of the fair value hierarchy.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2011.

	Fair Value Measurements December 31, 2011 ($ in Thousands)
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2) *	Significant Unobservable Inputs (Level 3)	Total
Equities
Employer Securities	$12,928	$—	$—	$12,928
Brokerage	528	—	—	528
Other common shares	9,212	—	—	9,212
Common Collective Funds
Asset Allocation Funds (a)	—	23,655	—	23,655
Stable Asset Income Fund (b)	—	31,897	—	31,897
Other Managed Funds
Long Term Bond Fund (c)	—	7,419	—	7,419
Balanced Fund (d)	—	9,214	—	9,214
International Equity Fund (e)	—	1,984	—	1,984
Small Cap Growth Fund (f)	—	2,960	—	2,960
Small Cap Value Fund (g)	—	2,844	—	2,844
Large Cap Growth Fund (h)	—	7,164	—	7,164
Enhanced Equity Index Fund (i)	—	18,564	—	18,564
Mutual Funds	18,044	—	—	18,044

Totals	$40,712	$105,701	$—	$146,413

*	The fair values of the Level 2 investments have been estimated using the NAV of the investment. These investments have a daily redemption frequency, no unfunded commitments, no redemption notice period and no other redemption restrictions.
(a)	The Asset Allocation Funds are target date retirement funds, made up of multiple asset classes including a combination of equity, fixed income, real estate and short-term investment vehicles. The funds are meant to align with an expected retirement date. The investment allocation will change over time. The funds will become increasingly more conservative as the target retirement date approaches.
(b)	The Stable Asset Income Fund seeks to preserve the value of money invested, perform better than the average money market fund and earn consistent reliable returns. The fund invests in a variety of high quality, interest-paying securities offered with a companion investment contract called a “benefit responsive wrap”.

(c)	The Long-Term Bond Fund invests in a diversified portfolio of fixed securities and sectors. It is designed for investors who seek a steady flow of income from high quality securities and want to direct part of their overall investment mix to bonds for income that has the potential to compound over time.
(d)	The Balanced Fund’s objective is long term appreciation while controlling risk through active asset allocation. The equity sector can range from 40% to 75% of the portfolio. The opportunistic style of management looks for companies that have the best trade-off between earnings growth and attractive valuation characteristics. The fixed income sector of the portfolio is focused on high quality bonds and is actively managed with respect to duration. This means the fund will alter the duration of the bond portfolio depending on the interest rate outlook.
(e)	The International Equity Fund invests in stocks of companies outside the U.S. An international fund typically carries higher risk and return potential than funds that invest solely in U.S. stocks, since international investments can be affected by fluctuations in currency exchange rates.
(f)	The Small Cap Growth Fund invests in stocks of small U.S. companies that have exhibited faster than average earnings growth over the last few years, and are expected to show continued high levels of profit and earnings growth.
(g)	The Small Cap Value Fund invests in stocks of small U.S. companies that are priced below their estimated true value, as determined by the fund manager. The fund manager looks for stocks he believes are selling at a discount, but whose value will increase in the future and can then be sold at a profit.
(h)	The Large Cap Growth Fund seeks long-term capital growth by investing in a broad range of mid to large-sized companies exhibiting strong growth potential. Companies in the portfolio range from medium, rapidly growing companies to larger, well-established companies. The fund is designed for investors who seek above average growth potential and want to invest for the long term.
(i)	The Enhanced Equity Index Fund seeks to provide an enhanced total return relative to the S&P 500 Index, while keeping the risk of changes in value similar to that of the Index. The fund is designed for investors who are willing to ride out the market’s ups and downs to seek long-term growth and want to invest in a fund that has characteristics similar to those of the S&P 500 Index but also has the potential to outperform.

4.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011:

Investments Representing 5 Percent or More of Plan’s Net Assets December 31, 2011 ($ in Thousands)

JPMCB Stable Asset Income Fund	$31,897
JP Morgan Enhanced Equity Index Fund	$18,564
Xylem Stock Fund	$12,928
American Funds New Perspective - A	$12,014
Jennison Dryden Balanced Fund	$9,214

During the period from October 31, 2011 (inception) to December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Appreciation in Value of Plan’s Investments Period ended December 31, 2011 ($ in Thousands)

Equities
Employer Securities	$910
Other Common Shares	232
Common Collective Trusts
Asset Allocation Fund	303
Stable Asset Income Fund	27
Other Managed Accounts
Long Term Bond Fund	42
Balanced Fund	210
International Equity Fund	23
Small Cap Growth Fund	67
Small Cap Value Fund	41
Large Cap Growth Fund	99
Enhanced Equity Index Fund	427
Mutual Funds	236

Net Appreciation in Fair Value of Investments	$2,617

5.	FEDERAL INCOME TAX STATUS

The Plan became effective October 31, 2011, and a request for an Internal Revenue Service determination letter that the Plan and related trust are designed in accordance with applicable sections of the IRC has not been filed. The regular cycle for the Plan to file for a determination letter is February 1, 2015 to January 31, 2016. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	STABLE ASSET INCOME FUND

The Plan invests in the J.P. Morgan JPMCB Stable Asset Income Fund (“SAIF”). The SAIF is a common collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the SAIF is the NAV of its underlying investments and the contract value is principal plus accrued interest. Individual participant accounts invested in the SAIF are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the SAIF, plus earnings, less participant withdrawals and administrative expenses.

The SAIF is primarily comprised of investment contracts called benefit responsive wraps (“wrap contracts”) that are issued by banks and insurance companies. The wrap contracts help to stabilize the value and returns of the SAIF. These contracts are backed by fixed income portfolios that primarily consist of U.S. Treasury, agency, investment grade corporate, mortgage-backed and asset-backed securities. The SAIF’s primary objective is to seek the preservation of principal, while providing current income and liquidity. The SAIF also invests in other commingled pension trust funds established, operated and maintained by J.P. Morgan. The investment objectives of these underlying funds are as follows:

•	The Commingled Pension Trust Fund (Intermediate Bond) of J.P. Morgan invests primarily in investment grade debt securities.

•

The Commingled Pension Trust Fund (Liquidity) of J.P. Morgan invests primarily in traditional money market investments, with the goal of current income, preservation of principal, providing liquidity and maintaining a stable net asset value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the SAIF, plus earnings, less participant withdrawals and administrative expenses. The SAIF imposes certain restrictions on the Plan, and the SAIF itself may be subject to circumstances that affect its ability to transact at contract value. The Benefits Administration Committee believes that the occurrence of events that would cause the SAIF to transact at less than contract value is not probable.

The average yields for the SAIF as of December 31, 2011 are as follows:

Based on annualized earnings (1)	1.56%
Based on interest rate credited to participants (2)	2.18%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

Limitations on the Ability of the SAIF to Transact at Contract Value:

Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The transfer of assets from SAIF directly into a competing option is prohibited without a 90-day equity wash rule and may limit the ability of SAIF to transact at contract value. The following employer-initiated events may limit the ability of the SAIF to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any communication given to Plan participants designed to influence a participant not to invest in the SAIF or to transfer assets out of the SAIF;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions; and

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances that affect the SAIF - The SAIF invests in assets, typically fixed income securities or bond funds, and enters into wrap contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the SAIF in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the SAIF to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the SAIF or the administration of the SAIF that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the SAIF’s cash flow; and

•	Employer-initiated transactions by participating plans as described above.

In the event that wrap contracts fail to perform as intended, the SAIF’s NAV may decline if the market value of its assets decline. The SAIF’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The SAIF is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from any number of reasons including but not limited to, the SAIF’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The SAIF may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As detailed in the attached Schedule H, certain plan investments are funds managed by J.P. Morgan. J.P. Morgan is the trustee as defined by the Plan and J.P. Morgan Retirement Plan services is the record keeper. Therefore, these transactions qualify as party-in-interest transactions.

Under the Plan, at December 31, 2011, J.P. Morgan maintained common collective funds of $55.5 million, other managed accounts of $26.0 million, and mutual funds of $640,789.

At December 31, 2011, the Plan held 495,231 shares outstanding of common stock of the Company, with a cost basis of $7.8 million. During the period from October 31, 2011 (inception) to December 31, 2011, the Plan recorded related net appreciation of $909,647.

Fees paid by the Plan for trustee services and investment management services provided by J.P. Morgan amounted to $21,483 and $4,619, respectively, for the period from October 31, 2011 (inception) to December 31, 2011.

Member loans also qualify as party-in-interest transactions and amounted to $3.7 million at December 31, 2011.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, Member account balances would not be impacted, since all contributions and related earnings are immediately vested.

9.	SUBSEQUENT EVENTS

On March 21, 2012, the Pension Fund Trust and Investment Committee of the Company directed J.P. Morgan to realign the investment options to provide funds with a more diversified line-up, stronger historical performance, lower investment fees and to minimize administrative fees associated with fund changes. The changes were completed in June 2012.

Additionally, on March 21, 2012, the Pension Fund Trust and Investment Committee of the Company directed J.P. Morgan to move ahead with the sunset of the Plan’s Exelis Stock Fund and the ITT Stock Fund. The sunset date is scheduled for November 16, 2012. Any amounts invested in those funds on November 13, 2012 will be transferred into the appropriate target date fund.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2011, and the increase (decrease) in net assets per the financial statements to the net income per the Form 5500 for the period from October 31, 2011 (inception) to December 31, 2011, is as follows:

Reconciliation of Net Assets Available for Benefits December 31, 2011 ($ in Thousands)

Net assets available for benefits per the financial statements	$152,878
Adjustment from fair value to contract value for fully benefit responsive investment contracts	79

Net assets available for benefits per the Form 5500	$152,957

Reconciliation of Increase in Net Assets For the Period Ended December 31, 2011 ($ in Thousands)

Increase in net assets per financial statements	$152,878
Adjustment from fair value to contract value for fully benefit responsive investment contracts	79

Net income per Form 5500	$152,957

	XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES			EIN#: 45-2080495
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)			PN: 001
	AS OF DECEMBER 31, 2011
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	Exelis Stock Fund	Common Stock	**	$4,455,557
	ITT Stock Fund	Common Stock	**	4,756,666
	Brokerage Account	Self-directed Brokerage Securities	**	528,376
*	Xylem Stock Fund	Common Stock	**	12,928,047
*	JPMCB Stable Asset-Income Fund	Common Collective Trust	**	31,896,639
*	JPMCB SmartRetirement 2035-C10	Common Collective Trust	**	1,682,678
*	JPMCB SmartRetirement 2040-C10	Common Collective Trust	**	1,321,220
*	JPMCB SmartRetirement 2045-C10	Common Collective Trust	**	776,418
*	JPMCB SmartRetirement 2050-C10	Common Collective Trust	**	454,871
*	JPMCB SmartRetirement Income-C10	Common Collective Trust	**	1,891,330
*	JPMCB SmartRetirement 2030-C10	Common Collective Trust	**	4,802,373
*	JPMCB SmartRetirement 2015-C10	Common Collective Trust	**	3,347,288
*	JPMCB SmartRetirement 2025-C10	Common Collective Trust	**	2,658,820
*	JPMCB SmartRetirement 2020-C10	Common Collective Trust	**	6,720,402
*	JP Morgan Long Term Bond Fund	Other Managed Account	**	7,418,895
	Jennison Dryden Balanced Fund	Other Managed Account	**	9,214,000
	Global Currents/SSgA International Equity Fund	Other Managed Account	**	1,983,734
	Kornitzer Cap Small Cap Growth Fund	Other Managed Account	**	2,959,708
	Mesirow Fncl Small Cap Value Fund	Other Managed Account	**	2,843,683
	Columbus Circle/INTECH Large Cap Growth Fund	Other Managed Account	**	7,164,488
*	JP Morgan Enhanced Equity Index Fund	Other Managed Account	**	18,564,174
*	JP Morgan US Large Cap Core Plus-Select	Registered Investment Company	**	640,789
	American Funds New Perspective-A	Registered Investment Company	**	12,014,440
	Eaton Vance Large Cap Value-I	Registered Investment Company	**	5,388,368

		Total Investments		$146,412,964

*	Participant Loans	Notes receivable from participants at interest rates from 4.25% to 10.50% maturing at various dates through 2023		$3,733,126

*	Represents party-in-interest to the Plan
**	Cost information is not required for Member directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XYLEM RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

Date: June 26, 2012	By:	/s/ Rhonda P. McKeever
Rhonda P. McKeever
Vice President, Total Rewards
Chair, Benefits Administration Committee (Plan Administrator)